Exhibit  21

INTERNATIONAL GAME TECHNOLOGY SUBSIDIARIES

At September 30, 2013

Name	Jurisdiction of Incorporation
IGT	Nevada
IGT Interactive, Inc.	Delaware
I.G.T. (Australia) Pty. Limited	Australia
IGT - Europe B.V.	The Netherlands
I.G.T. - Argentina S.A.	Argentina
IGT - Iceland plc	Iceland
International Game Technology – Africa (Pty) Ltd.	South Africa
IGT - UK Group Limited	England & Wales
IGT ASIA – MACAU, LDA.	Macau
IGT – Canada Inc.	Canada
IGT - Mexicana de Juegos, S. de R.L. de C.V.	Mexico
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Mexico
IGT-China, Inc.	Delaware
IGT-Latvia SIA	Latvia
IGT ASIA PTE, LTD.	Singapore
IGT Asiatic Development Limited	British Virgin Islands
Entraction Holding AB	Sweden
IGT (Gibraltar) Limited	Gibraltar
IGT Technology Development (Beijing) Co. Ltd.	China
Double Down Interactive LLC	Washington
IGT Estonia OÜ	Estonia
IGT (Alderney 4) Limited	Alderney
IGT (Alderney 7) Limited	Alderney